December 18, 2024

Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

Attn: Document Control - EDGAR

Re:    Jackson National Life Insurance Company
File number 333-283892
Jackson Market Link Pro III

Dear Commissioners:

On behalf of Jackson National Life Insurance Company (the “Company”) and under the Securities Act of 1933 (“1933 Act”), on or about December 11, 2024, Registrant has filed its Registration Statement on Form N-4 for Jackson Market Link Pro III, a single premium deferred index-linked annuity contract. The filing was subsequently resubmitted on December 18, 2024 at the request of the EDGAR staff to correct a technical issue with the submission, and will be back-dated to align with the original filing date of December 11, 2024.

The primary purpose of that filing was to register a new single premium deferred index-linked annuity contract.

Delaying Amendment

The Company agrees to amend the new Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that the new Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the new Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

If you have any questions or comments regarding this filing, please contact me (517) 367-3754.

/s/ ALISON SAMBORN

Alison Samborn
Assistant Vice President,
Insurance Legal & Product Development
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).